SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A
                     (AMENDMENT No. 1 to SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934

                         D&N FINANCIAL CORPORATION
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                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
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                      (Title of Class of Securities)

                                232864 10 8
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                              (CUSIP NUMBER)

                             Timothy G. Ewing
                           Value Partners, Ltd.
                           c/o Ewing & Partners
                                 Suite 808
                             4514 Cole Avenue
                            Dallas, Texas 75205
                         Tel. No.: (214) 522-2100
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             January 19, 1999
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]


CUSIP No. 232864 10 8            13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Value Partners, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                        (a) [   ]
                                                    (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [   ]

     Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           111,100*
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      111,100*
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     111,100*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                        [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.21%

14   TYPE OF REPORTING PERSON

     PN


     *But See Item 5


CUSIP No. 232864 10 8            13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ewing & Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                        (a) [   ]
                                                    (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [   ]

     Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0*
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                        [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*

14   TYPE OF REPORTING PERSON

     PN


* But see Item 5


CUSIP No. 232864 10 8            13D

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Timothy G. Ewing

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP                                        (a) [   ]
                                                    (b) [   ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [   ]

     Not Applicable

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0*
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0*

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                        [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%*

14   TYPE OF REPORTING PERSON

     IN


     *But see Item 5


                      AMENDMENT No. 1 to SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"), the managing general partner of Ewing and Partners, as an amendment to the initial statement on Schedule 13D, relating to shares of common stock, par value $0.01 per share ("Common Stock"), of D & N Financial Corporation (the "Issuer"), as filed with the Securities and Exchange Commission on January 7, 1994 (the "Initial Statement"). The Initial Statement is hereby amended and supplemented as follows:

ITEM 2.   IDENTITY AND BACKGROUND

Item 2 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

(a)-(c) This statement is filed on behalf of Value Partners, Ewing & Partners (formerly known as Fisher Ewing Partners) and Ewing. Ewing & Partners is the general partner of Value Partners. Ewing and Ewing Asset Management, Inc., a Texas limited liability company ("EAM"), are the general partners of Ewing & Partners, and Ewing is the managing general partner of Ewing & Partners. EAM is controlled by Ewing. The principal place of business for Value Partners, Ewing & Partners, EAM and Ewing is: c/o Ewing & Partners, Suite 808, 4514 Cole Avenue, Dallas, Texas, 75205.

     The present principal occupation or employment of Ewing is managing general partner of Ewing & Partners. The principal business of EAM is acting as a general partner of Ewing & Partners. The principal business of Value Partners is the investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

(d) None of Value Partners, Ewing & Partners, EAM or Ewing, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of Value Partners, Ewing & Partners, EAM or Ewing has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ewing is a citizen of the United States of America.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

     Value Partners acquired the Common Stock and Warrants beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the Common Stock and Warrants.

Except as set forth above, none of Value Partners, Ewing & Partners, EAM or Ewing has plans or proposals of the type referred to in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

(a) Value Partners directly and beneficially owns 111,100 shares of Common Stock, (including Warrants for 74,780), which represents 1.21% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 111,100 shares of Common Stock beneficially owned by Value Partners as of January 26, 1999 by (ii) 9,165,011 shares of Common Stock outstanding based upon the Issuer's latest Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 1998. Thus, Value Partners, Ewing & Partners and Ewing beneficially own the 111,100 shares of Common Stock as follows:

                       Shares of                   % of Common Stock
Name                  Common Stock                    Outstanding
----                  ------------                 -----------------

Value Partners          111,100                          1.21%
Ewing & Partners          -0-                              -0-
Ewing                     -0-                              -0-

(b) Value Partners has the sole power to vote and dispose of the 111,100 shares of Common Stock beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 111,100 shares of Common Stock owned by Value Partners. Similarly, Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 111,100 shares of Common Stock owned by Value Partners.

(c) The transaction in the Issuer's securities by Value Partners during the past 60 days are listed on Annex A attached hereto.

(d) Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Value Partners.

(e) As of January 19, 1999, Value Partners ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. As such, Value Partners no longer has a continuing reporting obligation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

     As of the date of this Amendment, none of Value Partners, Ewing & Partners or Ewing is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including, but not limited to, the transfer of Common Stock or the Warrants or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, the giving or withholding of proxies or pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power over the Common Stock or investment power over the Common Stock and Warrants, other than the agreement among Value Partners, Ewing & Partners and Ewing with respect to the filing of this Schedule and any amendments thereto, which agreement is attached hereto as Exhibit 1.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

     Exhibit 1-Agreement among Value Partners, Ewing & Partners and Ewing with respect to the filing of Schedule 13D.



                                  ANNEX A


  Transaction           Buy/           Quantity         Price per
      Date              Sell           (shares)         Share ($)
  -----------           ----          ---------         ---------

    01/05/99            Sell            24,292         23.57-23.75
    01/07/99            Sell               800            23.70
    01/14/99            Sell             4,900            21.71
    01/19/99            Sell            46,800            21.51
    01/20/99            Sell             9,000            21.50
    01/22/99            Sell            51,500            21.49
    01/25/99            Sell            37,000            21.45
    01/26/99            Sell            25,000            21.45
                                       -------
                                       199,292
                                       =======


                                Signatures

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    January 27, 1999



                                   VALUE PARTNERS, LTD.

                                   By:  EWING & PARTNERS
                                        as General Partner


                                        By:  /S/TIMOTHY G. EWING
                                             ---------------------------
                                             Timothy G. Ewing
                                             as Managing Partner

                                   EWING & PARTNERS

                                   By:  /S/TIMOTHY G. EWING
                                        ---------------------------
                                        Timothy G. Ewing
                                        as Managing Partner


                                   /S/TIMOTHY G. EWING
                                   ---------------------------
                                   Timothy G. Ewing